SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2013

Commission File Number: 333-11924

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, North Tower, 15th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Sandy Struthers
Name: Sandy Struthers
Title: Chief Administration Officer and Chief Financial Officer
Date: October 21, 2013

EXHIBIT INDEX

99.1	Resolution and Declaration of the Sole Shareholder of Hydro One Inc. Regarding Outsourcing of Services Covered by the Inergi Master Services Agreement, as filed in Canada on the System for Electronic Document Analysis and Retrieval (SEDAR) on October 18, 2013.